SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Leading North American Emergency Medical Services Provider British Columbia Ambulance Service Selects NICE Inform for Improved Service, Dated June 2, 2009.

99.2 NICE Launches its Interaction Analytics Business Solutions as a Hosted Service for Rapid Time-to-Value and Low Total Cost of Ownership, Dated June 17, 2009.

99.3 China`s Xian Metro Selects NICE`s IP Video Security Solution to Enhance Safety and Security at City`s First Metro Line, Dated June 23, 2009.

99.4 NICE Leads Worldwide Contact Center Analytics Market and Ranks Highest in Customers` Shortlist Category in New Report by Industry Analyst Firm Datamonitor, Dated June 29, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  July 2, 2009

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EXHIBIT INDEX

99.1 Press Release: Leading North American Emergency Medical Services Provider British Columbia Ambulance Service Selects NICE Inform for Improved Service, Dated June 2, 2009.

99.2 NICE Launches its Interaction Analytics Business Solutions as a Hosted Service for Rapid Time-to-Value and Low Total Cost of Ownership, Dated June 17, 2009.

99.3 China`s Xian Metro Selects NICE`s IP Video Security Solution to Enhance Safety and Security at City`s First Metro Line, Dated June 23, 2009.

99.4 NICE Leads Worldwide Contact Center Analytics Market and Ranks Highest in Customers` Shortlist Category in New Report by Industry Analyst Firm Datamonitor, Dated June 29, 2009.

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Leading North American Emergency Medical Services Provider British Columbia Ambulance Service Selects NICE Inform for Improved Service

Sole EMS Provider for British Columbia will deploy NICE solutions at its 4 dispatch centers serving more than 4 million citizens

Ra`anana, Israel, June 02,  2009 - NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that the British Columbia Ambulance Service (BCAS), the sole ambulance service and provider of pre-hospital emergency care in the Province of British Columbia, Canada, has selected NICE Inform and other NICE solutions to capture and manage emergency communications at all of the BCAS emergency dispatch sites, upgrading from an existing implementation of NICE recording technology. The solutions will be used to capture and retain communications for immediate emergency call playback, as well as post-call investigation and analysis, in order to further improve service.

The British Columbia Ambulance Service is one of the largest Emergency Medical Services (EMS) services providers in North America, serving 4.3 million people in the Province`s near one million-square kilometer area. BCAS` fast-paced emergency call centers operate 24/7 and are the first point of contact for citizens in British Columbia who require emergency pre-hospital care. BCAS handles more than a half-million calls for service annually, from four dispatch/communications centers based in Kamloops, Vancouver and Victoria. BCAS is also a major provider of inter-facility patient transfer service.

"When we looked at the existing systems in the market, it was clear that NICE was a leader in the industry. The leading-edge technology and consulting services were most impressive and crucial to us as we operate in a very complex networking environment," said Maurice Girard, Director, IT and Telecommunications, BC Ambulance Service. "We`re also planning to add Voice over IP in the future and NICE offered a clear and seamless migration path to capture these and other Next Gen 9-1-1 communications."

Furthermore, BCAS has a unique relationship with E-Comm (Emergency Communications for Southwest British Columbia Incorporated), the primary 9-1-1 answering point for all of Southwestern British Columbia and a NICE recording system customer for close to a decade. BCAS and E-Comm have already standardized on the same radio network and telephone platform and BCAS` transition to the new NICE recording technology will now ensure additional interoperability, enabling the two agencies to partner on additional operational strategies that support effective emergency response.

"British Columbia Ambulance Service is notably one of the most recognized and progressive emergency medical service providers in North America," said Chris Wooten, President of NICE`s Security Division in the Americas. "NICE is pleased to be able to provide NICE Inform and other NICE solutions to help BCAS continue its tradition of EMS excellence."

NICE Inform is the world`s first full-spectrum multimedia incident information management solution for the security market. It provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining information-sharing, investigations and evidence delivery. The capabilities of NICE Inform also enable agencies and command and control centers to move beyond simply capturing voice communications to centrally capturing and managing many different types of multimedia information central to investigations, such as video, mug shots, affidavits and incident reports. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

NICE Systems will be demonstrating NICE Inform and other NICE public safety solutions in booth #108 at the upcoming NENA 2009 Conference and Tradeshow taking place June 6 through June 11, 2009 in Fort Worth, Texas.

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About British Columbia Ambulance Service (BCAS)

Founded in 1974 and operated under the auspices of the Emergency and Health Services Commission (EHSC), the British Columbia Ambulance Service (BCAS) is the sole ambulance service and provider of pre-hospital emergency care in the Province of British Columbia, Canada, and is one of the largest Emergency Medical Services (EMS) services in North America. The BCAS also provides inter-facility patient transfer services in circumstances where a patient needs to be moved between health care facilities. The BCAS has a fleet of 511 ground ambulances and support vehicles operating from 187 stations across the province. In addition, BCAS operates an airevac program that utilizes six fixed-wing and three rotary dedicated aircraft. One of only two paramedic units of its kind in the world, the BCAS Infant Transport Team (ITT) provides emergency medical care to BC pediatric, neo-natal and high-risk obstetrics patients. BCAS operates four dispatch/communications centers, including three regional centers based in Kamloops, Vancouver and Victoria from which ground ambulances are deployed, and the Provincial Air Ambulance Coordination Center located in Victoria, which manages all responses requiring air ambulance transport. These fast-paced call centers operate 24 hours a day, seven days a week and are the first point of contact for people requiring emergency pre-hospital care. More information at http://www.bcas.ca/.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Launches its Interaction Analytics Business Solutions as a Hosted Service for Rapid Time-to-Value and Low Total Cost of Ownership

NICE`s market leading Interaction Analytics for improving customer satisfaction and driving strategic initiatives now available both on-premise and as a service for enterprises and mid-size businesses

Ra`anana, Israel, June 17, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced the availability of its market leading Interaction Analytics business solutions as a managed, hosted service, in addition to the already available on-premise deployment option.  This offering enables organizations to leverage the full range of advanced capabilities of NICE`s Interaction Analytics packaged business solutions for improving contact center operations and driving strategic enterprise initiatives with a quick return on investment (ROI) and low total cost of ownership (TCO). The solutions immediately available through the new service are First Call Resolution Optimization, Average Handle Time Reduction, Churn Reduction, Collections Optimization, and Improving Customer Satisfaction. Now, mid-size organizations can also gain immediate business value from out-of-the-box speech analytics based capabilities.

Jim Davies, Research Director at leading analyst firm, Gartner Inc., commented, "Implementing a customer insight strategy that includes an interaction analytics capability can be an important differentiator for organizations focusing on the customer experience and associated goals like satisfaction and retention. The ability for these solutions to be available as either an on-premise, hosted, or managed service deployment provides important flexibility for organizations with either budgetary or resource constraints."

NICE has made available its Interaction Analytics business solutions as a hosted service to help address the growing need of companies to comply with regulations while reducing operational costs, as well as to deliver world-class customer service and improve customer retention.  This is achieved through an automated, secure process that captures recorded customer interactions including audio and text, from the contact center to the hosted site, and performs multidimensional Interaction Analytics on the captured data, including text and speech analysis, among others. The managed service ensures high levels of server and network security and 24x7 availability at the North America based hosted site.

"With pressure mounting on contact center managers to decrease operational expenses while still ensuring a high level of customer satisfaction, we are pleased to announce the availability of our Interaction Analytics business solutions as a hosted service," said Barak Eilam, President, Interaction Business Applications, at NICE. "This new offering is especially tailored to the needs of mid-size organizations that are seeking the benefits of enterprise-grade speech analysis, among other analytics capabilities, without having to carry the full burden of capital expenditure and maintenance costs.  We already have key customers benefiting from the offering`s very short time-to-value, as they are increasing their first call resolution rates, reducing customer churn, and increasing customer satisfaction, while decreasing operational costs."

Contact center supervisors and other users, under very strict security authentication mechanism, may access the NICE solution to automatically perform root cause analysis, identifying potential problems as well as deriving immediate insight into potential resolutions.  The hosted offering enables them to benefit from NICE`s end-to-end, out-of-the-box Interaction Analytics packaged business solutions for improving key processes such as First Call Resolution and Average Handle Time, as well as for achieving strategic goals such as Churn Reduction and Increased Customer Satisfaction.  The solutions include comprehensive reports, dashboards, and workflows, and can be integrated with existing contact center processes, such as quality management and agent coaching. NICE`s hosted offering is agnostic to the underlying call recording platform, and constitutes a fully managed solution, including needs assessment, implementation, support, maintenance, project management, and training.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

   Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and solutions, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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China`s Xian Metro Selects NICE`s IP Video Security Solution to Enhance Safety and Security at City`s First Metro Line

Ra`anana, Israel, June 23, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has been selected by Xian Metro to provide NICE`s IP video security solution to enhance safety and security at its 21 stations for Xian City`s first metro line, planned to be in operation by the end of 2010.

Xian Metro selected NICE for its proven track record in securing transportation networks in China and for its ability to meet all of their requirements. All 21 metro stations of Xian Metro Line 2 will be connected to the security system, consisting of 700 channels, and will be monitored from the station monitoring room, giving security personnel the power to identify risk, make optimal decisions, and take action that improves security.

NICE`s advanced real-time distributed digital video solution will be deployed to help protect the metro line and stations against crime and potential terror threats..  By providing real-time alerts to security personnel, the result will be enhanced passenger safety and better asset protection.

"We are glad to be selected by Xian Metro and support them in their efforts to increase the safety and security of the City`s first metro line," said Doron Ben-Sira, President APAC. "Building on past successful implementations of NICE`s digital video security solutions in China for Beijing Metro, the Ministry of Rail, and Shanghai Pudong Airport, this project demonstrates NICE`s expanding role in providing advanced solutions to enhance the security of China`s transportation networks, and our leadership role in meeting the security needs of mass transit systems worldwide."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

   Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Leads Worldwide Contact Center Analytics Market and Ranks Highest in Customers` Shortlist Category in New Report by Industry Analyst Firm Datamonitor

NICE achieves best overall score, ranking first in technical assessment with top ratings in market impact and end-user sentiment

Ra`anana, Israel, June 29, 2009 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading industry analyst firm Datamonitor, recognized NICE`s worldwide leadership position in its 2009 contact center analytics market report "Decision Matrix: Selecting a Contact Center Analytics Vendor (Competitor Focus); Analytics and reporting as differentiators in a difficult economy."  NICE`s Contact Center Analytics offering, which includes its performance management and Interaction Analytics solutions, achieved the high scores for every category in the technical assessment section, coming in significantly ahead of its competitors, with consistent technical excellence.  NICE also achieved top ratings for its significant market impact, high rating by customers, and has been placed in the highest ranked `shortlist` category.

Aphrodite Brinsmead, Analyst, Customer Interaction Technologies, Datamonitor, commented, "NICE achieved the highest overall score in the technology assessment, showing that it provides a comprehensive contact center analytics solution and consistent technical excellence. The vendor is also well respected by its customers and was rated highly in the end-user survey for product quality, vertical specialization, client engagement, financial stability, and integration with third-party vendors. The fact that the vendor's customers like their technology provider, in addition to a large market share, ensured that NICE received a place in Datamonitor's 'shortlist' category."

According to the comprehensive analysis, NICE provides a full suite of workforce optimization applications, NICE SmartCenter.  The Company`s analytics offering, which includes text and speech analytics, Performance Management (PM), and desktop analytics, is noted for providing analysis of information from voice, customer relationship management (CRM), screen content, call flow, email and chat sessions. Key differentiators for NICE is its offering of packaged business optimization solutions to address critical needs for the contact center and enterprise, such as first call resolution, operational efficiency, customer retention, and collections efficiency. NICE also provides business intelligence (BI) capabilities with its Interaction Analytics for ad-hoc querying and analysis of customer interactions. Its PM offering provides hundreds of key performance indicators (KPIs) and metrics out of the box.  NICE also has the ability to integrate its Interaction Analytics solution with other vendors` platforms and offers Interaction Analytics as a hosted service in addition to on-premises.

"It is gratifying to see our Contact Center Analytics offering garnering such accolades and being recognized for innovation, breadth of functionality, and unique business benefits," said Charles Born, Vice President of Marketing, NICE.  "The Datamonitor report underscores the tremendous impact NICE has on the contact center analytics market.  It also confirms that organizations that implement the various Analytics solutions from NICE are best positioned to benefit from the strategic value and business insights that are provided by customers during their calls with contact center agents."

The NICE Interaction Analytics offering is part of NICE SmartCenter, which incorporates a suite of business applications for contact center customers. These applications include recording and quality management, speech and text analytics, workforce management, performance management, desktop analytics and automatic customer feedback survey systems.

About Datamonitor

Datamonitor is the world's leading provider of online data, analytic and forecasting platforms for key vertical sectors. It helps its clients - 5,000 of the world's leading companies, profit from better, more timely decisions. Through proprietary databases and a wealth of expertise, clients are provided with unbiased expert analysis and in-depth forecasts for seven industry sectors: Automotive & Logistics, Consumer Markets, Energy, Financial Services, Healthcare, Retail and Technology.  Datamonitor maintains its headquarters in London and has regional offices in Frankfurt, New York, San Francisco and Sydney.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

   Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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